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                              May 22, 2024

       Gregg Budoi
       Interim Chief Financial Officer
       MCX Technologies Corp
       176 South Capital Blvd.
       Boise, Idaho 83702

                                                        Re: MCX Technologies
Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 000-54918

       Dear Gregg Budoi:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Financial Statements, page F-1

   1. Please note that your Form 10-K is considered delinquent since the annual financial statements have not
been audited by an independent accountant registered with the
                                                        PCAOB. As such, you
should check    No    on the cover page to indicate that you have not
                                                        filed all reports
required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the
preceding 12 months. Please amend your Form 10-K to include an audit opinion from a
PCAOB independent registered public accounting firm as soon as practically possible.
Refer to Rule 2-02 of Regulation S-X. In addition, your Form 10-Q for the quarterly
period ended March 31, 2024 is delinquent, as Form 12b-25 permits an extension of only five
calendar days from the prescribed due date. Please file your Form
                                                        10-Q for the quarterly
period ended March 31, 2024 as soon as practically possible. Refer to Rule 8-03 of
Regulation S-X.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Gregg Budoi
MCX Technologies Corp
May 22, 2024
Page 2

       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488
with any questions.



                                                        Sincerely,
FirstName LastNameGregg Budoi
                                                        Division of Corporation
Finance
Comapany NameMCX Technologies Corp
                                                        Office of Technology
May 22, 2024 Page 2
cc:       Christopher Rowlison
FirstName LastName